FOR IMMEDIATE RELEASE              Contact - Guy T. Marcus
September 21, 1994                         Vice President-Inv. Rel.
                                           (214) 978-2691

HALLIBURTON AND ENSCO FORM EXCLUSIVE
COILED TUBING DRILLING ALLIANCE

     DALLAS, Texas -- Halliburton Energy Services, a business segment of Halliburton Company (NYSE: HAL), and ENSCO Technology Company today announced that they have signed an exclusive alliance agreement to jointly provide directional and horizontal coiled tubing drilling service on a global basis. The alliance seeks to maximize the respective strengths of each company. ENSCO is well-known for its highly reliable and proven downhole tools for drilling directional and horizontal wells with coiled tubing. Halliburton is the world's largest provider of coiled tubing equipment and and services with over 120 coiled tubing units worldwide.

     Signed on September 19, the exclusive agreement provides for the two companies to work jointly on all directional and horizontal coiled tubing projects worldwide, both land and offshore. The alliance will not affect current obligations of either party with customers or third parties.

     "ENSCO has a very strong reputation for its patented bottom-hole orienting tool and other technologies used in drilling wells with coiled tubing" said Ken LeSuer, President and CEO of Halliburton Energy Services. "We believe that this alliance will allow us to provide a great deal of value to our customers worldwide who choose to use coiled tubing for certain directional and horizontal drilling applications".

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     Using coiled tubing for drilling has significant economic and operational benefits in certain situations. It has distinct advantages for re-entering high pressure wells through casing and tubing production strings, is beneficial in situations where location size or environmental concerns don't allow for drilling with conventional rotary rigs, and can take less time to drill in some cases. Also, because of smaller hole size, there is less drilling fluid required and less cuttings for disposal. This is especially advantageous when drilling underbalanced to minimize formation damage.

     According to Stan Buffington, President of ENSCO Technology Company, the alliance allows both Halliburton and ENSCO to take advantage of their respective strengths in order to provide the highest-quality coiled tubing drilling services to oil and gas operators around the world. "We are extremely pleased to work with Halliburton in this mutually-beneficial relationship."

     ENSCO Technology Company, a wholly owned subsidiary of Energy Service Company, Inc. (ENSCO), is recognized as an industry leader in the supply of directional and horizontal drilling services and related technology to the oil and gas industry.

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     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and, marine engineering and construction services, and property and casualty insurance services.
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